SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

Date of Designation Pursuant to Section 14(f) of the Securities Exchange Act of 1934: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant’s shareholders.

Commission File number: 000-51384

LUCY’S CAFE, INC.

(Exact name of registrant as specified in its charter)

Nevada	88-0476779
(State or Other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2685 Park Center Drive, Building, A, Simi Valley, California 93065

(Address of principal Executive Offices Zip Code)

Registrant’s telephone number, including area code: (805) 433-8000

LUCY’S CAFE, INC.

2685 Park Center Drive, Building A

Simi Valley, California 93065

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

January 8, 2007

This Information Statement is being mailed on or about January 8, 2007 to the holders of record of the common stock, par value $0.001 per share (the “Common Stock”), of Lucy’s Cafe, Inc., a Nevada corporation (the “Company”) as of the close of business on December 29, 2006. This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company’s board of directors as a result of a change in control of the Company. On or about December 29, 2006, the Company, InterMetro Communications, Inc., a Delaware corporation (“InterMetro”), and InterMetro’s shareholders, notes holders, and warrant holders (collectively, the “InterMetro Securityholders”) entered into exchange agreements to effect a share exchange between the Company and InterMetro (the “Business Combination”) which will result in a InterMetro becoming a wholly owned subsidiary of the Company and the InterMetro Securityholders will become the controlling shareholders of the Company. On the closing of the Business Combination, the Company authorized the issuance of 27,490,614 shares of Common Stock and 4,474,386 Common Stock purchase warrants to the InterMetro Investors. The remaining 14,049,580 shares of Common Stock and 2,161,791 Common Stock purchase warrants to be issued to certain InterMetro Securityholders were not exchanged concurrently on the closing of the Business Combination, but will be exchanged automatically and without further action on the part of the holder(s) thereof at such time as the Company increases its authorized shares.

Upon completion of the Business Combination, including the private placement (“Private Placement”) which the Company completed immediately upon the closing of the Business Combination and pursuant to which the Company raised $10,235,000, but not including the exercise of any stock options or warrants, the Company expects to have a total of approximately 59,575,600 shares of its common stock outstanding, of which approximately 42.3% will be beneficially owned by Charles Rice, the new Chairman and Chief Executive Officer of the Company, 4.1% by Vincent Arena, the new Chief Financial Officer and a proposed new director of the Company, 4.4% by Jon deOng, the new Chief Technology Officer and a proposed new director of the Company, 6.6% by Douglas Benson, a proposed new director of the Company, 1.8% by Joshua Touber, a proposed new director of the Company, less than 1% by Robert Grden, a proposed new director of the Company, 10.4% by David Marshall and his affiliates, and the balance will be in the public float or owned by the other prior private shareholders of InterMetro or other unaffiliated parties. For purposes of the foregoing, beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and include voting or investment power with respect to shares of Common Stock. Under these rules, shares of Common Stock issuable under stock options that are currently exercisable or exercisable within 60 days of December 29, 2006, are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

InterMetro is engaged in the business of providing voice over Internet Protocol (“VoIP”) communications services. The sole member of the board of directors of the Company before the closing of the Business Combination is being replaced with members of the InterMetro board of directors (the “New Directors”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement. NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.

The information contained in this Information Statement was prepared by the Company except for information concerning the New Directors, which was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

OUTSTANDING SHARES AND VOTING RIGHTS

As of December 29, 2006, the Company had approximately 59,575,600 shares of Common Stock outstanding (including shares authorized to be issued as of the closing of the Business Combination). Each share entitles the holder to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of December 29, 2006, by (i) each person who is known by the Company to own beneficially more than 5% of the Company’s common stock, (ii) each of the Company’s current Directors and executive officers, and (iii) all executive officers and the current Directors of the Company as a group. Except as otherwise listed below, the address of each person is c/o Lucy’s Cafe, Inc., 2685 Park Center Drive, Building A, Simi Valley, California 93065. The information was furnished to the Company by the identified individuals in public reports. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Name and Title of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage Ownership
Charles Rice	26,689,157	(2)(3)	42.3%
Current Chairman, President,
Chief Executive Officer and Secretary

Vincent Arena	2,445,492	(2)(4)	4.1%
Current Chief Financial Officer

Jon deOng	2,653,296	(2)(5)	4.4%
Current Chief Technology Officer

Michael Flores	1,000		*
Current Director
1780 Grenada Street
Seaside, California 93955

Directors and executive officers
as a group (4 persons)	26,690,157	(2)	42.3%

David Marshall	6,317,777		10.4%

Mitchell Pindus	3,034,607		5.1%

*	Indicates beneficial ownership of less than one percent.

(1)	Includes the remaining 14,049,580 shares of Common Stock and 2,161,791 Common Stock purchase warrants to be issued to certain InterMetro Securityholders that were not exchanged concurrently on the closing of the Business Combination, but which will be exchanged automatically and without further action on the part of the holder(s) thereof at such time as the Company increases its authorized shares. Also reflects the assumption of all outstanding InterMetro stock options under InterMetro’s 2004 stock option plan (the “2004 Plan”) by the Company. The number of outstanding stock options and exercise price will be adjusted in the same proportion as the exchange ratio for the outstanding common stock in the business combination, while the exercise periods and other terms and conditions will remain the same as described in the Form S-1 Registration Statement, dated October 27, 2006 which has been withdrawn, but is still available for informational purposes at www.sec.gov.

(2)	Unless otherwise indicated and subject to applicable community property laws, to the Company’s knowledge each stockholder named in the table possesses sole voting and investment power with respect to all shares of Common Stock, except for those owned jointly with that person’s spouse. For purposes of the foregoing, beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and include voting or investment power with respect to shares of Common Stock. Under these rules, shares of Common Stock issuable under stock options that are currently exercisable or exercisable within 60 days of December 29, 2006, are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Includes 246,464 shares which may be purchased pursuant to warrants and stock options that are exercisable within 60 days of December 29, 2006. Also includes 3,295,494 shares over which Mr. Rice would have voting power pursuant to voting agreements upon the exercise of stock options under the 2004 Plan and an additional 12,389,258 shares over which Mr. Rice maintains voting control. Mr. Rice has granted options to certain individuals to purchase a total of 1,016,686 shares of his common stock. These options expire on May 15, 2009. Includes 5,306,893 shares owned by David Marshall, the manager of an advisor to the Company, and his affiliates over which Mr. Rice has voting power for a period of sixty days for all shares for all matters, and for a period of two years with respect to all matters (4,000,000 shares) and with respect to the selection of directors (the balance of the shares). Mr. Marshall purchased 2,500,000 of these shares from Mr. Rice for $150,000 prior to the closing of the Business Combination. Also includes 2,554,587 shares owned by Mitchell Pindus and his affiliates over which Mr. Rice has voting power for a period of sixty days for all shares for all matters, and for a period of two years with respect to the selection of directors.

(4)	Includes 246,464 shares which may be purchased pursuant to warrants and stock options that are exercisable within 60 days of December 29, 2006.

(5)	Includes 246,464 shares which may be purchased pursuant to warrants and stock options that are exercisable within 60 days of December 29, 2006.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Current Directors and Executive Officers

The Company’s current board of directors consists of two members (the “Current Directors”), with four vacancies. The Board is authorized to establish the number of directors in a range of three to eleven, which is currently fixed at six. As part of the transactions contemplated by the Business Combination the number of members of the New Board after the change of control are expected to be six, consisting of Charles Rice, Vincent Arena, Jon deOng, Joshua Touber, Robert Grden, and Douglas Benson.

Listed below are the Current Directors and executive officers of the Company, followed by their business experience:

Michael Flores, age 43, has been a director of the Company since January 31, 2006. He will be resigning effective in January 2007. Since October 1990, Mr. Flores has been the owner-operator of Michael’s Cannery Row Deli in Monterey, California. Mr. Flores oversees day to day operations and has experience in budgeting, purchasing, accounting and marketing.

Charles Rice, age 42, has been the Chairman of the Company since the completion of the Business Combination. He is the founder of InterMetro and has served as InterMetro’s Chairman, Chief Executive Officer and President since its inception in July 2003. Under Mr. Rice’s leadership, InterMetro was ranked 46th in Entrepreneur magazine’s June 2006 Hot 100 Fastest Growing Businesses in America. From 1999 to 2003, Mr. Rice was Chairman, Chief Executive Officer, and President of CNM Network, Inc. (“CNM”), a national VoIP carrier. Mr. Rice joined CNM in 1997 and became a member of its board of directors in 1998. From 1998 to 1999, Mr. Rice served as CNM’s Vice President and Chief Operating Officer. Prior to CNM, Mr. Rice spent over 15 years in executive positions. Mr. Rice attended California State University of Northridge.

Jon deOng, age 32, has been the Chief Technology Officer of the Company since the completion of the Business Combination. He has served as InterMetro’s Chief Technology Officer and a director since its inception in July 2003. Prior to joining InterMetro, Mr. deOng served as the Chief Technology Officer for CNM from 1999 to 2003 and served as a member of CNM’s board of directors from 1999 to 2003. From 1998 to 1999, Mr. deOng served as Vice President of Technology at CNM. Prior to CNM, Mr. deOng was responsible for managing the development and deployment of Netcom On-line Communication Services, Inc.’s Business Center, the core infrastructure systems of Netcom’s web hosting service, later acquired by ICG Communications, Inc. Mr. deOng attended the University of Texas.

Vincent Arena, age 36, has been the Chief Financial Officer of the Company since the completion of the Business Combination. He has served as InterMetro’s Chief Financial Officer since its inception in July 2003 and as a member of InterMetro’s board of directors since December 2003. Prior to joining InterMetro, Mr. Arena was the Chief Financial Officer for CNM from February 2001 to June 2003. From 1997 to 2001, Mr. Arena held various investment banking positions at Jefferies & Company, Inc., most recently serving as a Vice President in the Telecommunications Group. Mr. Arena holds a Bachelor of Arts degree and a Bachelor of Science degree from Boston University and a Masters degree in Business Administration from the Wharton School at the University of Pennsylvania.

Designated Directors

The following information concerning the New Directors was provided by the New Directors and the Company assumes no responsibility for the accuracy or completeness of such information.

The New Directors will take office ten days after the filing and mailing of this Schedule 14f. Except for the transactions contemplated by the Business Combination, none of the New Directors or their associates beneficially owns any equity securities or the right to acquire any equity securities of the Company, or has been involved in any transaction with the Company or any of the directors or officers of the Company who held office prior to the closing of the Business Combination that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. Upon the closing of the Business Combination, Charles Rice was appointed the President, Chief Executive Officer, and Chairman of the Company, Jon deOng was appointed the Chief Technology Officer of the Company, and Vincent Arena was appointed the Chief Financial Officer of the Company. Each of the New Directors has consented to be a director of the Company.

Charles Rice, age 42, has been the Chairman of the Company since the completion of the Business Combination. He is the founder of InterMetro and has served as InterMetro’s Chairman, Chief Executive Officer and President since its inception in July 2003. Under Mr. Rice’s leadership, InterMetro was ranked 46th in Entrepreneur magazine’s June 2006 Hot 100 Fastest Growing Businesses in America. From 1999 to 2003, Mr. Rice was Chairman, Chief Executive Officer, and President of CNM Network, Inc. (“CNM”), a national VoIP carrier. Mr. Rice joined CNM in 1997 and became a member of its board of directors in 1998. From 1998 to 1999, Mr. Rice served as CNM’s Vice President and Chief Operating Officer. Prior to CNM, Mr. Rice spent over 15 years in executive positions. Mr. Rice attended California State University of Northridge.

Jon deOng, age 32, has been the Chief Technology Officer of the Company since the completion of the Business Combination. He has served as InterMetro’s Chief Technology Officer and a director since its inception in July 2003. Prior to joining InterMetro, Mr. deOng served as the Chief Technology Officer for CNM from 1999 to 2003 and served as a member of CNM’s board of directors from 1999 to 2003. From 1998 to 1999, Mr. deOng served as Vice President of Technology at CNM. Prior to CNM, Mr. deOng was responsible for managing the development and deployment of Netcom On-line Communication Services, Inc.’s Business Center, the core infrastructure systems of Netcom’s web hosting service, later acquired by ICG Communications, Inc. Mr. deOng attended the University of Texas.

Vincent Arena, age 36, has been the Chief Financial Officer of the Company since the completion of the Business Combination. He has served as InterMetro’s Chief Financial Officer since its inception in July 2003 and as a member of InterMetro’s board of directors since December 2003. Prior to joining InterMetro, Mr. Arena was the Chief Financial Officer for CNM from February 2001 to June 2003. From 1997 to 2001, Mr. Arena held various investment banking positions at Jefferies & Company, Inc., most recently serving as a Vice President in the Telecommunications Group. Mr. Arena holds a Bachelor of Arts degree and a Bachelor of Science degree from Boston University and a Masters degree in Business Administration from the Wharton School at the University of Pennsylvania.

Joshua Touber has been a director of InterMetro since December 2004. Mr. Touber is currently President of Touber Media, LLC, a media consulting firm. From 1998 to 2003, Mr. Touber was the Chief Operating Officer of Ascent Media Creative Services Group, a subsidiary of Liberty Media Group. In 1995, Mr. Touber founded Virtuosity, a telecommunication services provider that developed the “virtual assistant” product category under the “Wildfire” brand name and has served as its President since its inception.

Robert Grden has been a director of InterMetro since August 2004. Mr. Grden is currently the Deputy County Treasurer for the Wayne County Michigan Treasurer’s office, a position he has held since 1991. Prior to that, he was a management consultant with Ernst & Young LLP serving clients in a variety of industries. Mr. Grden is also the current Chairman of, and has served the last seven years on, the Board of Trustees of the Wayne County Retirement Commission where he oversees certain employee compensation and benefit plans.

Douglas Benson has been a director of InterMetro since May 2006. Dr. Benson is currently the Chief Executive Officer of the Edwin S. Johnston Company, a real estate investment and development company, a position he has held for the past 20 years. Dr. Benson was a founder and majority shareholder of Heritage Bank, a commercial bank in Michigan. Dr. Benson served on the board of directors of Andrews University for over 10 years. Dr. Benson holds a Bachelor of Arts degree from Andrews University and a Doctor of Medicine from Loma Linda University.

Board Committees

During the fiscal year ended December 31, 2006, the board of directors held no regular meeting.

As of December 29, 2006, the Company’s board of directors had no audit, compensation, nominating, or other committees. The Company plans to establish an audit committee as soon as the New Directors take office. The Company also plans to establish a compensation committee and a nominating and governance committee. Until such committees are established, matters otherwise addressed by such committees will be acted upon by the majority of independent directors. The following is a brief description of the Company’s contemplated committees.

Audit Committee

Messrs. Benson, Grden and Touber will be the members of the audit committee. Messrs. Benson, Grden and Touber currently meet the independence and experience requirements of the Securities and Exchange Commission rules, and Mr. Grden qualifies as an audit committee financial expert under the rules of the Securities and Exchange Commission. Mr. Grden will be appointed to serve as chairman of the Audit Committee.

Pursuant to the audit committee charter, the functions of the audit committee will include:

•	meeting with management periodically to consider the adequacy of internal controls and the objectivity of financial reporting;

•	engaging and pre-approving audit and non-audit services to be rendered by the Company’s independent auditors;

•	recommending to the Company’s board of directors the engagement of the Company’s independent auditors and oversight of the work of the independent auditors;

•	reviewing financial statements and periodic reports and discussing the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters;

•	administering and discussing with management and the Company’s independent auditors the Company’s code of ethics; and

•	reviewing and approving all related-party transactions in accordance with applicable exchange rules.

Compensation Committee

The Company plans to establish a compensation committee. The functions of the compensation committee will include:

•	reviewing and, as it deems appropriate, recommending to the board of directors, policies, practices and procedures relating to the compensation of directors and executive officers and the establishment and administration of certain of the Company’s employee benefit plans;

•	exercising authority under certain of employee benefit plans; and

•	reviewing and approving executive officer and director indemnification and insurance matters.

Corporate Governance and Nominating Committee

The Company plans to establish a corporate governance and nominating committee. The functions of the corporate governance and nominating committee will include:

•	developing and recommending to the board of directors corporate governance guidelines;

•	overseeing the evaluation of the board of directors;

•	identifying qualified candidates to become members of the board of directors;

•	selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected); and

•	selecting candidates to fill vacancies on the board of directors.

Code of Conduct

The Company will adopt a Code of Conduct that applies to all directors, officers and employees. Any waiver of the provisions of the Code of Conduct for executive officers and directors may be made only by the audit committee and, in the case of a waiver for members of the audit committee, by the board of directors. Any such waivers will be promptly disclosed to stockholders. A copy of the Code of Conduct will be available upon its adoption at www.intermetro.net.

Director Compensation

Effective as of the closing of the Business Combination, the Company pays non-employee directors $1,000 per board meeting attended in person and $500 for each telephonic meeting. In addition, the Company plans to compensate members of board committees as follows: (i) each member of the audit committee will receive $500 per meeting and (ii) each member of the compensation and governance committee will receive $350 per meeting. The Chairman of the audit committee also will receive an annual retainer of $5,000 per year. The Company also plans to grant directors options under the Company’s contemplated 2007 stock option plan.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee will serve as a member of the board of directors or the compensation committee of any entity that has one or more executive officers who serve on the Company’s board of directors or compensation committee. As of December 29, 2006, no interlocking relationship will exist between the board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors, executive officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Based on copies of such reports furnished to the Company, there were no reportable untimely filings under Forms 3, 4 or 5 by persons subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, during the last fiscal year.

EXECUTIVE COMPENSATION

Executive Compensation

None of the Company’s officers or directors received any compensation for their respective services rendered to the Company during the year ended December 31, 2006.

Employment Agreements

Effective on or about January 1, 2007, the Company assumed certain employment agreements with the Company’s new Chief Executive Officer, Charles Rice, Chief Technical Officer, Jon deOng, and Chief Financial Officer, Vincent Arena. Each of the agreements has a term ending on December 31, 2010, with automatic one-year extensions unless either the Company or the executive provides notice of intention not to renew the agreement at least 60 days prior to the end of its term.

The agreement with Mr. Rice provides for a base annual salary of $220,000 and a discretionary annual bonus target of up to 100% of his base annual salary. The agreement with Mr. deOng provides for a base annual salary of $185,000 and a discretionary annual bonus target of up to 75% of his base annual salary. The agreement with Mr. Arena provides for a base annual salary of $185,000 and a discretionary annual bonus target of up to 75% of his base annual salary. The Company anticipates senior executive bonuses under each of these agreements will be determined based on various factors, including revenue achievement and operating income (loss) before depreciation and amortization targets, as well as personal contributions. Each of these agreements calls for an 11% yearly increase in annual base salary.

Pursuant to the employment agreements, Mr. Rice, Mr. deOng, and Mr. Arena were each granted, on January 2, 2004, options to purchase 29,412 shares of InterMetro’s common stock under its 2004 Plan (which will be exchanged for options to purchase 308,080 of the Company’s common stock as soon as practicable after the closing of the Business Combination). The options for Mr. Rice have an exercise price of $0.468 per share (which will become $0.0446 per share after the Business Combination) and the options for Messrs. deOng and Arena have an exercise price of $0.425 per share (which will become $0.0406. All of the options have an exercise period of ten years from the date of grant. The options were 20% vested upon grant, and 1/16 of the unvested options vest each calendar year quarter from the grant date.

These employment agreements may be terminated by the Company if the executive acts in gross negligence in the performance of his duties resulting in a breach of his fiduciary duties to the Company, its board, or its shareholders (provided that the Company gives the executive notice of the basis for the termination and an opportunity for 30 days to cease committing the alleged conduct).

Severance benefits are payable under the agreements if the executive’s employment is terminated (i) if the Company materially breaches the employment agreement or terminates the agreement other than for gross negligence (as described above), (ii) upon the death or disability of the executive, or (iii) on account of non-renewal of the employment agreement after a change in control of the Company’s ownership. These severance benefits include (i) a lump sum payment equal to the greater of the sum of the executive’s annual compensation and accrued but unpaid bonus payable through the end of the term of the employment agreement or the executive’s annual base compensation, (ii) continuation medical insurance coverage and other benefits through the end of the term, and (iii) full vesting of all unvested stock options, with the ability to exercise all options granted under the agreement for the remainder of their term.

If the executive terminates his employment for reasons other than the Company’s breach of the agreement, he will not be entitled to severance benefits and will have a period of 90 days after notification of termination to exercise his vested options. If the executive’s employment is terminated for gross negligence (as described above), the executive will not be entitled to severance benefits, but he will be entitled to exercise his vested stock options for the remainder of their term.

Options Granted in Last Fiscal Year

No options to purchase Common Stock of the Company were granted to the Company’s executive officers during the fiscal year ending December 31, 2006. As soon as practicable after the closing of the Business Combination, the Company will assume the obligations of stock options to purchase approximately 545,588 shares of InterMetro’s common stock under InterMetro’s 2004 stock option plan (which will be exchanged for stock options to purchase approximately 5,714,819 shares of the Company’s common stock) of which approximately 4,836,800 vest as follows: 20% on the date of grant and 1/16 of the balance each quarter thereafter until the remaining stock options have vested and approximately 878,018 of which as follows: 50% on the date of grant and 50% at one year after the date of grant. The exchanged stock options will be exercisable for a period of ten years from the date of initial grant by InterMetro and will be exercisable at exercise prices ranging from $0.0406 to $0.9738.

InterMetro and the Company plan to freeze any further grants of stock options under InterMetro’s 2004 stock option plan (the “2004 Plan”) upon the adoption of the Company’s planned 2007 Omnibus Stock and Incentive Plan. Any shares reserved for issuance under the 2004 Plan that are not needed for outstanding options granted under that plan will be cancelled and returned to treasury shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Upon the closing of the Business Combination, the Company entered into a three year consulting agreement with Santa Monica Capital, LLC (“SMC”) pursuant to which SMC will provide services relating to strategic planning, investor relations, acquisitions, corporate governance and financing for $13,000 per month. David Marshall, an affiliate of the Company is the sole member of SMC.

Information with respect to certain relationships and related transactions regarding InterMetro before the Business Combination is available in the Form S-1 Registration Statement, dated October 27, 2006 which has been withdrawn, but is still available for informational purposed at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.

January 8, 2007	Lucy’s Cafe, Inc.

	By:	/s/ CHARLES RICE
Charles Rice, Chief Executive Officer and President